Exhibit 4.39

This is an English Translation

November 24, 2011

Equity Pledge Agreement

by and between

Ji Wei

and

The9 Computer Technology Consulting (Shanghai) Co., Ltd.

Regarding

Shanghai The9 Information Technology Co., Ltd.

Equity Pledge Agreement

This Equity Pledge Agreement (hereinafter this “Agreement”) is entered into in Shanghai, the People’s Republic of China (hereinafter “PRC”) as of November 24, 2011 by and between the following Parties:

(1)	Ji Wei, a PRC citizen with his identity card number: and his domicile address at Back Building, 2F, No. 12, Lane 424, Huimin Road, Yangpu District, Shanghai (hereinafter the “Pledgor”);

(2)	The9 Computer Technology Consulting (Shanghai) Co., Ltd., a company with limited liability incorporated in Shanghai, the PRC with its registered address at Room 103, Building 3, No. 690 Bibo Road, Zhangjiang Hi-Tech Park, Shanghai, PRC (hereinafter the “Pledgee”).

(In this Agreement, both parties mentioned above are referred to individually as a “Party” and collectively as the “Parties”)

WHEREAS:

(1)	The Pledgor is the shareholder of Shanghai The9 Information Technology Co., Ltd. (a company with limited liability established and validly existing under the PRC Laws, hereinafter the “Company”) whose name appears on the register of members of the Company, legally holding 64% equity interests of the Company (hereinafter the “Company’s Equity”), and the capital contribution and equity ratio of the Pledgor in the registered capital of the Company as of the date of this Agreement is set out in Appendix I hereto.

(2)	The Parties hereto entered into the Exclusive Call Option Agreement dated November 24, 2011 (hereinafter the “Call Option Agreement”), pursuant to which the Pledgor shall, to the extent permitted by the PRC Laws, transfer at the request of the Pledgee all or part of its equity interests in the Company to the Pledgee and/or any other entities or persons designated by it.

(3)	The Parties hereto entered into the Shareholder Voting Proxy Agreement dated November 24, 2011 (hereinafter the “Voting Proxy Agreement”), pursuant to which the Pledgor shall irrevocably entrust any person then designated by the Pledgee with full power to exercise on its behalf all of its shareholder’s voting rights in the Company.

(4)	Pursuant to the Loan Agreement dated November 24, 2011 between the Pledgee and the Pledgor (hereinafter the “Loan Agreement”), the Pledgee has already provided the Pledgor with a loan totaling Fourteen Million Seven Hundred and Twenty Thousand Renminbi (RMB14,720,000), which shall be repaid, in the sole discretion of the Pledgee, by the Pledgor immediately when the Pledgee makes a repayment request to the Pledgor in written.

(5)	As the guarantee by the Pledgor for the performance of its Contractual Obligations (as defined below) and repayment of its Guaranteed Liabilities (as defined below), the Pledgor agrees to pledge all the 64% Company’s Equity owned by it to the Pledgee, and grants herewith to the Pledgee the right of first priority in the pledge.

Therefore, the Parties have reached the following agreement upon mutual consultations:

Article 1 — Definition

1.1	Except as otherwise construed in the context, the following terms in this Agreement shall be interpreted to have the following meanings:

“Contractual Obligations” shall mean all contractual obligations of the Pledgor under this Agreement, the Loan Agreement, Call Option Agreement and Voting Proxy Agreement; all contractual obligations of the Company under Voting Proxy Agreement.

“Guaranteed Liabilities” shall mean all direct, indirect and derivative losses and loss of foreseeable profits suffered by the Pledgee due to any Event of Default (as defined below) of the Pledgor and/or the Company, the amount of which shall be determined by the Pledgee in its absolute sole discretion and by which the Pledgor shall be fully bound; and all costs incurred by the Pledgee for its enforcement of the Contractual Obligations of the Pledgor.

“Transaction Agreements” shall mean the Loan Agreement, Call Option Agreement and Voting Proxy Agreement.

“Event of Default” shall mean any breach by the Pledgor of its Contractual Obligations under the Loan Agreement, Call Option Agreement, Voting Proxy Agreement and/or this Agreement, and any breach by the Company of its Contractual Obligations under the Voting Proxy Agreement.

“Pledged Property” shall mean all of the Company’s Equity legally owned by the Pledgor when this Agreement becomes effective and which will be pledged to the Pledgee according to the provisions hereof as the guarantee for the performance by the Pledgor and the Company of their Contractual Obligations (please see Appendix I hereto for the specific equity pledged by the Pledgor), and the increased capital contributions and dividends described under Articles 2.6 and 2.7 hereof.

“PRC Laws” shall mean the laws, administrative regulations, administrative rules, local regulations, judicial interpretations and other binding regulatory documents of the People’s Republic of China then in effect.

1.2	Any reference to the PRC Laws herein shall be deemed (1) to include the references to the amendments, changes, supplements and reenactments of such law, irrespective of whether they take effect before or after the formation of this Agreement; and (2) to include the references to other decisions, notices and regulations enacted in accordance therewith or effective as a result thereof.

1.3	Except as otherwise stated in the context herein, all references to an article, clause, item or paragraph shall refer to the relevant part of this Agreement.

Article 2 — Equity Pledge

2.1	The Pledgor hereby agrees to pledge the Pledged Property which it legally owns and has the right to dispose of to the Pledgee according to the provisions hereof as the guarantee for the performance of its Contractual Obligations and repayment of its Guaranteed Liabilities.

2.2	The Pledgor hereby undertakes that it will be responsible for, on the date hereof, recording the arrangement of the equity pledge hereunder (hereinafter the “Equity Pledge”) on the register of members of the Company. The Parties shall, immediately after the execution hereof, make their best efforts to complete all formalities in relation to the Equity Pledge with the industrial and commercial registration authority to which the Company relates as soon as possible.

2.3	During the term of this Agreement, except for the willful material negligence of the Pledgee or that such negligence is directly related as cause/result to the consequence, the Pledgee shall not be liable in any way to, nor shall the Pledgor have any right to claim in any way or propose any demands on the Pledgee, in respect of the reduction in value of the Pledged Property.

2.4	Subject to compliance with Article 2.3 above, in case of any possibility of obvious reduction in value of the Pledged Property which is sufficient to jeopardize the Pledgee’s rights, the Pledgee may demand the Pledgor to provide corresponding guarantee as supplements. Where the Pledgor fails to do so, the Pledgee may at any time auction or sell off the Pledged Property on behalf of the Pledgor, and discuss with the Pledgor to use the proceeds from such auction or sale-off as pre-repayment of the Guaranteed Liabilities, or may submit such proceeds to the local notary institution where the Pledgee is domiciled (any costs incurred in relation thereto shall be borne by the Pledgor).

2.5	In case of any Event of Default, the Pledgee shall have the right to dispose of the Pledged Property in the manner as set out in Article 4 hereof.

2.6	The Pledgor shall not increase the capital of the Company unless with the prior consent of the Pledgee. The increased capital contribution of the Pledgor in the registered capital of the Company due to the capital increase made by it shall also be deemed as part of the Pledged Property.

2.7	The Pledgor shall not receive dividends or bonus from the Pledged Property unless with the prior consent of the Pledgee. Any dividends received by the Pledgor in connection with the Pledged Property shall be deposited by the Company into the bank account designated by the Pledgee, subject to the supervision of the Pledgee and used as the Pledged Property to first repay the Guaranteed Liabilities.

2.8	The Pledgor agrees that they will be jointly and severally liable to the Pledgee for any Event of Default of the other Pledgor. Upon the occurrence of the Event of Default, the Pledgee shall have the right to dispose of any Pledged Property of any of the Pledgor pursuant to this Agreement.

Article 3 — Release of Pledge

3.1	After the Pledgor and the Company have fully and completely performed all Contractual Obligations and repaid all Guaranteed Liabilities, the Pledgee shall, at the request of the Pledgor, release the Equity Pledge hereunder, and shall cooperate with the Pledgor to cancel the record of the Equity Pledge in the register of members of the Company and the registration thereof with the industrial and commercial registration authority to which the Company relates. All reasonable costs incurred by the release of the pledge shall be borne by the Pledgor.

Article 4 — Disposal of the Pledged Property

4.1	The Parties hereby agree that, in case of any Event of Default, the Pledgee shall have the right to exercise, upon giving written notice to the Pledgor, all remedies, rights and powers for breach available to it under the PRC Laws, Transaction Agreements and the terms hereof, including (but not limited to) repayment in priority with proceeds from auctions or sale-offs of the Pledged Property. The Pledgee shall not be liable for any loss arising from its reasonable exercise of such rights and powers.

4.2	The Pledgee shall have the right to designate in written its legal counsel or other agents to exercise on its behalf any and all rights and powers set out above, and the Pledgor shall not oppose thereto.

4.3	With regard to the reasonable costs incurred by the Pledgee in connection with its exercise of any or all of the rights and powers set out above, the Pledgee shall have the right to deduct such costs in exact amount from the proceeds it acquires from the exercise of such rights and powers.

4.4	The proceeds the Pledgee acquires from the exercise of its rights and powers shall be used in the following order:

First, to pay any reasonable costs incurred in connection with the disposal of the Pledged Property and the exercise by the Pledgee of its rights and powers (including remuneration paid to its legal counsel and agents);

Second, to pay any taxes payable for the disposal of the Pledged Property; and

Third, to repay the Guaranteed Liabilities to the Pledgee.

In case of any balance after payment of the above amounts, the Pledgee shall return the same to the Pledgor or other persons entitled thereto according to the relevant laws and regulations, or submit the same to the local notary institution where the Pledgee is domiciled (any costs incurred in relation thereto shall be borne by the Pledgor).

4.5	The Pledgee shall have the option to exercise, simultaneously or in certain sequence, any of the remedies for breach to which it is entitled; the Pledgee shall not be required to exercise other remedies for breach before its exercise of the right to the auctions or sale-offs of the Pledged Property hereunder.

Article 5 — Costs and Expenses

5.1	All actual expenses in connection with the creation of the Equity Pledge hereunder, including (but not limited to) stamp duties, any other taxes and all legal fees, etc shall be borne by the Pledgor and the Pledgee on their own.

Article 6 — Continuity and No Waiver

6.1	The Equity Pledge hereunder is a continuous guarantee, the validity of which shall continue until the full performance of the Contractual Obligations or the full repayment of the Guaranteed Liabilities. Any exemption or grace period granted by the Pledgee in respect of any breach of the Pledgor, or delay by the Pledgee in exercising any of its rights under the Transaction Agreements and this Agreement shall not affect the rights of the Pledgee under this Agreement, the relevant PRC Laws and the Transaction Agreements to demand, at any time thereafter, the strict performance of the Transaction Agreements and this Agreement by the Pledgor or the rights to which the Pledgee may be entitled due to any subsequent breach by the Pledgor of the Transaction Agreements and/or this Agreement.

Article 7 — Representations and Warranties

The Pledgor jointly and severally represents and warrants to the Pledgee as follows:

7.1	The Pledgor is a PRC citizen with full capacity, and has the legal right and capacity to execute this Agreement and to bear legal obligations hereunder.

7.2	All reports, documents and information concerning all issues of the Pledgor and as required by this Agreement that are provided by the Pledgor to the Pledgee prior to the effective date of this Agreement are true and correct in all material aspects as of the effective date hereof.

7.3	All reports, documents and information concerning all issues of the Pledgor and as required by this Agreement that are provided by the Pledgor to the Pledgee after the effective date of this Agreement are true and valid in all material aspects at the time of their provisions.

7.4	At the time of the effectiveness of this Agreement, the Pledgor are the sole legal owner of the Pledged Property, with no existing dispute whatever concerning the ownership of the Pledged Property. The Pledgor has the right to dispose of the Pledged Property or any part thereof.

7.5	Except for the encumbrance set on the Pledged Property hereunder and the rights set under the Transaction Agreements, there is no other encumbrance or third party interest set on the Pledged Property.

7.6	The Pledged Property is capable of being pledged or transferred according to the laws, and the Pledgor has the full right and power to pledge the Pledged Property to the Pledgee according to this Agreement.

7.7	This Agreement constitutes the legal, valid and binding obligations on the Pledgor when it is duly executed by the Pledgor.

7.8	Any consent, permission, waiver or authorization by any third person, or any approval, permission or exemption by any government authority, or any registration or filing formalities (if required by laws) with any government authority to be handled or obtained in respect of the execution and performance hereof and the Equity Pledge hereunder have already been handled or obtained (subject to Article 2.2), and will be fully effective during the term of this Agreement.

7.9	The execution and performance by the Pledgor of this Agreement are not in violation of or conflict with any laws applicable to it, or any agreement to which it is a party or which has binding effect on its assets, any court judgment, any arbitration award, or any administration authority decision.

7.10	The pledge hereunder constitutes the encumbrance of first order in priority on the Pledged Property.

7.11	All taxes and costs payable in connection with acquisition of the Pledged Property have already been paid in full by the Pledgor.

7.12	There is no pending or, to the knowledge of the Pledgor, threatened litigation, legal proceeding or demand by any court or any arbitral tribunal against the Pledgor, or its property, or the Pledged Property, nor is there any pending or, to the knowledge of the Pledgor, threatened litigation, legal proceeding or demand by any government authority or any administration authority against the Pledgor, or its property, or the Pledged Property, which is of material or detrimental effect on the economic status of the Pledgor or its capability to perform the guarantee obligations and the obligations hereunder.

7.13	The Pledgor hereby warrants to the Pledgee that the above representations and warranties will be true and correct and fully performed in all circumstances at any time before the Contractual Obligations are fully performed or the Guaranteed Liabilities are fully repaid.

Article 8 — Undertakings by Pledgor

The Pledgor hereby severally and jointly undertakes to the Pledgee as follows:

8.1	In case that the value of the Pledged Property is detrimentally affected due to any cause not attributable to the Pledgee, the Pledgor shall, at the request of the Pledgee, provide the Pledgee with further guarantee in the way and on the terms acceptable to the Pledgee so as to supplement or replace the Pledged Property fully.

8.2	Without the prior written consent of the Pledgee, the Pledgor shall not further create or permit the creation of any new pledge or any other encumbrance on the Pledged Property; any pledge or other encumbrance on the whole or part of the Pledged Property created without the prior written consent by the Pledgee shall be null and void.

8.3	Without first giving written notice to the Pledgee and having the Pledgee’s prior written consent, the Pledgor shall not transfer the Pledged Property, and any attempt by the Pledgor to transfer the Pledged Property shall be null and void. The proceeds from any transfer of the Pledged Property by the Pledgor shall be used to repay to the Pledgee in advance the Guaranteed Liabilities or submit the same to the third party as agreed with the Pledgee.

8.4	In case of any litigation, arbitration or other demand which may affect detrimentally the interest of the Pledgor or the Pledgee under the Transaction Agreements and hereunder or the Pledged Property, the Pledgor undertakes to notify the Pledgee thereof in written as soon as possible and promptly and shall take, at the reasonable request of the Pledgee, all necessary measures to ensure the pledged interest of the Pledgee in the Pledged Property.

8.5	The Pledgor shall not carry on or permit any act or action which may affect detrimentally the interest of the Pledgee under the Transaction Agreements and hereunder or the Pledged Property. The Pledgor shall give up the preemptive right to which they may be entitled when the Pledgee realizes its right to the pledge.

8.6	The Pledgor shall, during the first month of each calendar quarter, provide the Pledgee with the financial statement of the Company for the preceding calendar quarter, including (but not limited to) its balance sheet, profit and loss statement and cash flow statement.

8.7	The Pledgor shall, after the execution hereof, make their best effort and take all necessary means to complete the registration of the Equity Pledge hereunder with the relevant industrial and commercial administration departments as soon as possible. Moreover, the Pledgor guarantees that it shall, at the reasonable request of the Pledgee, take all necessary measures and execute all necessary documents (including but not limited to supplementary agreement hereof) so as to ensure the pledged interest of Pledgee in the Pledged Property and the exercise and realization of the rights thereof.

8.8	In case of assignment of any Pledged Property as a result of the exercise of the right to the pledge hereunder, the Pledgor guarantees that it will take all necessary measures to realize such assignment.

8.9	The Pledgor shall ensure that the procedures for convening shareholders’ meetings and board meetings of the Company for the purposes of executing this Agreement, creating the pledge and exercising the right of pledge thereto, as well as the method of voting and matters put for voting shall not be in violation of laws, administrative regulations or the articles of association of the Company.

Article 9 — Change of Circumstances

9.1	As supplement and without conflicting with other terms of the Transaction Agreements and this Agreement, in case that at any time the promulgation or change of any PRC Laws, regulations or rules, or change in interpretation or application of such laws, regulations and rules, or the change of the relevant registration procedures enables the Pledgee to believe that it will be illegal or in conflict with such laws, regulations or rules to further maintain the effectiveness of this Agreement and/or dispose of the Pledged Property in the way provided herein, the Pledgor shall, at the written direction of the Pledgee and in accordance with its reasonable request, promptly take any action and/or execute any agreement or other document, in order to:

(1)	keep this Agreement and the right to the pledge hereunder remain in effect;

(2)	facilitate the disposal of the Pledged Property in the way as provided herein; and/or

(3)	maintain or realize the guarantee established or intended to establish hereunder.

Article 10 — Effectiveness and Term of This Agreement

10.1	This Agreement shall become effective upon the satisfaction of all of the following conditions:

(1)	this Agreement is duly executed by each of the Parties;

(2)	the Equity Pledge hereunder has been legally recorded in the register of members of the Company.

After this Agreement becomes effective, the Pledgor shall, at the request of the Pledgee, provide the registration certificate of the pledge issued by the industrial and commercial administration departments to the Pledgee in a way that is satisfactory to the Pledgee.

10.2	This Agreement shall remain effective until the full performance of the Contractual Obligations or the full repayment of the Guaranteed Liabilities.

Article 11 — Notice

11.1	Any notice, request, demand and other correspondences required by this Agreement or made in accordance with this Agreement shall be delivered in written to the relevant Party.

11.2	Any such notice or other correspondences shall be deemed to have been delivered when it is sent if delivery by facsimile or telex, when it is delivered if delivery in person, and five (5) days after it was posted if delivery by post.

Article 12 — Miscellaneous

12.1	Without the need to get Pledgor’s consent, the Pledgee may assign its rights and/or obligations hereunder to any third party after giving notice to the Pledgor; however, the Pledgor shall not, without the Pledgee’s prior written consent, assign their respective rights, obligations and/or liabilities hereunder to any third party. Any successors or permitted assignees (if any) of the Pledgor shall continue to perform the obligations of the Pledgor under this Agreement.

12.2	The amount of the Guaranteed Liabilities determined by the Pledgee in its sole discretion at the time when it exercises the right of pledge to the Pledged Property according to this Agreement shall be the conclusive evidence of the Guaranteed Liabilities hereunder.

12.3	This Agreement is executed in Chinese in four (4) original sets, with one (1) original to be retained by each party hereto, and one original shall be used for the application for registration of the Equity Pledge hereunder with the industrial and commercial registration authority to which the Company relates.

12.4	The formation, validity, execution, amendment, interpretation and termination of this Agreement shall be governed by the PRC Laws.

12.5	Any disputes arising out of and in connection with this Agreement shall be resolved through consultations between the Parties. If the Parties cannot reach an agreement regarding such disputes within thirty (30) days of their occurrence, such disputes shall be submitted to China International Economic and Trade Arbitration Commission, Shanghai Branch, for arbitration in Shanghai in accordance with the arbitration rules of such Commission, and the arbitration award shall be final and binding on the Parties.

12.6	None of the rights, powers and remedies granted to the Parties by any provisions herein shall preclude any other rights, powers and remedies available to such Parties at law and under the other provisions of this Agreement, nor shall the exercise by a party of its rights, powers and remedies preclude any exercise by such party of its other rights, powers and remedies.

12.7	No failure or delay by a Party in exercising any of its rights, powers and remedies hereunder or in accordance with laws (hereinafter the “Party’s Rights”) shall result in a waiver thereof, nor shall the waiver of any single or partial exercise of the Party’s Rights shall preclude such Party from exercising such rights in any other way and exercising the other Party’s Rights.

12.8	The headings of the provisions herein are for reference only, and in no circumstances shall such headings be used for or affect the interpretation of the provisions hereof.

12.9	Each provision contained herein shall be severable and independent from each of other provisions, and if at any time any one or more provisions herein become(s) invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions herein shall not be affected as a result thereof.

12.10	Any amendments or supplements to this Agreement shall be made in written. Except for assignment by the Pledgee of its rights hereunder according to Article 12.1 of this Agreement, the amendments or supplements to this Agreement shall become effective only when duly signed by the Parties to this Agreement. The Parties shall obtain permission from and/or complete registration or filing formalities with any government authority according to laws if any amendment or supplement to this Agreement so requires.

12.11	This Agreement shall be binding on the legal successors of the Parties.

12.12	At the time of execution hereof, the Pledgor shall sign a power of attorney (hereinafter the “Power of Attorney”), the format of which is shown in Appendix II, to authorize any person designated by the Pledgee to sign on its behalf according to this Agreement any and all legal documents necessary for the exercise by the Pledgee of its rights hereunder. Such Power of Attorney shall be delivered to the Pledgee for custody and, when necessary, the Pledgee may at any time submit the Power of Attorney to the relevant government authority.

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IN WITNESS HEREOF, the Parties have caused this Equity Pledge Agreement to be executed as of the date and in the place first above written.

Ji Wei

Signature: /s/ Ji Wei

The9 Computer Technology Consulting (Shanghai) Co., Ltd.

(Company chop)

Company chop is affixed

Appendix I:

Basic Information of Company

Company Name:	Shanghai The9 Information Technology Co., Ltd.
Registered Address:	Room 201, Building 3, No. 690 Bibo Road, Zhangjiang Hi-Tech Park, Shanghai, PRC
Registered Capital:	RMB23 million
Legal Representative:	[Wang Yong]
Shareholding Structure:

Shareholder’s Name	Contributed Capital (in RMB)	Proportion of Equity Interests
Ji Wei	14,720,000	64%
Wang Yong	8,280,000	36%
Total	23,000,000	100%

Financial Year:            January 1 to December 31

Appendix I

Appendix II:

Form of the Power of Attorney

I, Ji Wei, hereby irrevocably appoint                    , ID no.                    , as my attorney-in-fact to sign all the requisite or ancillary legal documents required for The9 Computer Technology Consulting (Shanghai) Co., Ltd. to exercise its rights under the “Equity Pledge Agreement in relation to Shanghai The9 Information Technology Co., Ltd.” entered into between The9 Computer Technology Consulting (Shanghai) Co., Ltd. and myself.

Signature:
Date:

Appendix II